EXHIBIT 99.1

News Release

For Immediate Release

Contacts:
Robert B. Wickham	Colin J. Chapin
President	Senior Vice President, Chief Financial Officer
(416) 682-8600	(416) 682-8600
(877) 239-7200	(877) 239-7200
Trizec Canada Reports Third Quarter 2005 Results
All amounts in U.S. dollars
TORONTO, November 10, 2005 — Trizec Canada Inc. (TSX:TZC.SV) today reported third quarter financial and operating results. The Company reported net income for the three months ended September 30, 2005 of US$16.8 million or US$0.28 per share, compared to net income of US$26.2 million or US$0.44 per share for the same period last year. For the nine months ended September 30, 2005, the Company reported net income of US$40.6 million or US$0.68 per share, compared to net income of US$43.0 million or US$0.72 per share for the same period last year. Trizec Canada’s net income for the three months and nine months ended September 30, 2005 reflects its approximate 38% interest in the net income of Trizec Properties, Inc. (NYSE:TRZ).
     The decrease in net income of $9.4 million for the third quarter of 2005 compared to the same period last year is primarily attributable to a decrease in the Company’s share of earnings of Trizec Properties. This decrease was the result of reduced operating income caused by sales of income producing properties by Trizec Properties over the past year. The comparative third quarter 2004 results also included the positive impact of the partial reversal of a provision for loss on discontinued real estate.
     Consistent with one of the principal objectives of the May 2002 Plan of Arrangement of creating economic equivalence between a Trizec Properties and a Trizec Canada share, Trizec Canada has paid the same quarterly dividend to its shareholders as Trizec Properties has paid. Trizec Canada also expects, following August 15, 2007, to deliver one share of Trizec Properties common stock for each Trizec Canada share tendered for redemption.
     Trizec Canada has completed the monetization of its various assets, other than its shares in Trizec Properties, resulting in the Company presently holding net other assets of $149.4 million. This exceeds the amount originally anticipated under the Plan. The Company continues to manage its liabilities, including taxes exigible in connection with its historic operating activities and transactions. The Company anticipates that shareholders holding

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a significant number of the Company’s shares will elect to redeem their shares commencing in August 2007; however, it is unlikely that notices of assessment and clearance certificates in respect of the relevant tax years will have been received by that time. Accordingly, the Company is exploring various alternatives to ensure that the Company maintains sufficient resources until such time as all of its liabilities are discharged and that all shareholders are treated fairly and equitably when redeeming their shares. Alternatives being considered include a holdback of some of the Company’s net other assets until such time as all of its liabilities are satisfied. For more information in this regard, please refer to Trizec Canada’s third Quarter MD&A.
     Trizec Canada Inc. is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC.SV and is a mutual fund corporation under Canadian Tax rules. The Company is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc. Trizec Properties, a real estate investment trust (REIT), trades on the New York Stock Exchange under the symbol TRZ and is one of North America’s largest owners of commercial office properties. On November 1, 2005, Trizec Properties’ third quarter results and related MD&A were issued and may be accessed directly on its web site at www.trz.com. For more information, visit Trizec Canada’s web site at www.trizeccanada.com.
This Press Release contains forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Properties’ principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in the Trizec Canada Inc. Annual Information Form dated March 22, 2005.

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The following information presents the financial position and results of operations of Trizec Canada prepared in accordance with Canadian generally accepted accounting principles.
Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting whereby Trizec Canada’s share (approximately 38%) of the net assets of Trizec Properties is presented on Trizec Canada’s balance sheet under the caption “Investment in Trizec Properties, Inc.”. In addition, Trizec Canada’s share of the earnings of Trizec Properties (approximately 38%) is presented in Trizec Canada’s income statement as “Share of earnings of Trizec Properties”.
Consolidated Balance Sheets

	September 30	December 31
(US$ millions) (unaudited)	2005	2004

Assets
Current assets
Cash and cash equivalents	$71.8	56.0
Restricted cash	7.7	7.9
Other assets	19.1	19.6

	98.6	83.5

Marketable securities	80.1	106.1
Investment in Trizec Properties, Inc.	772.6	761.7
Investments and other assets	319.2	328.9
Future income taxes	112.4	103.8

	$1,382.9	1,384.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$28.2	31.3

Exchangeable debentures
Carrying amount	880.2	733.9
Deferred amount	10.7	157.0

	890.9	890.9

	919.1	922.2
Shareholders’ Equity	463.8	461.8

	$1,382.9	1,384.0

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Consolidated Statements of Income

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
(US$ millions, except per share amounts) (unaudited)	2005	2004	2005	2004
		(Restated)		(Restated)
Share of earnings of Trizec Properties	$4.3	11.2	21.9	12.1

Expenses and other income
General and administrative expense	(4.0)	(1.9)	(8.7)	(5.7)
Exchangeable debentures interest expense, net	(4.8)	(4.8)	(11.0)	(11.0)
Interest and other income	1.3	3.3	3.9	6.8
Dilution gains	2.1	—	5.8	—
Foreign exchange gains, net	7.5	4.6	4.5	12.3
Gain on sale of property	—	—	—	1.1
Interest expense	—	—	—	(0.5)

Income before taxes and discontinued operations	6.4	12.4	16.4	15.1
Income and other corporate taxes	0.4	(2.4)	1.4	36.6

Income from continuing operations	6.8	10.0	17.8	51.7

Discontinued operations — share of earnings of Trizec Properties	10.0	16.2	22.8	(8.7)

Net income	$16.8	26.2	40.6	43.0

Income per share
Basic and diluted
Continuing operations	$0.11	0.17	0.30	0.86

Discontinued operations	$0.17	0.27	0.38	(0.14)

Net income	$0.28	0.44	0.68	0.72

Restatement
During the fourth quarter of 2004, Trizec Canada adopted the Canadian Institute of Chartered Accountants’ (“CICA”) Accounting Guideline 15 (“AcG-15”) “Consolidation of Variable Interest Entities”. As a result of applying the provisions of AcG-15, Trizec Canada no longer fully consolidates the assets, liabilities and results of operations of Trizec Properties but accounts for its investment using the equity method of accounting.

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Trizec Properties prepares its consolidated statements in accordance with United States generally accepted accounting principles. The following presents summary financial information for Trizec Properties prepared in accordance with Canadian GAAP. Under equity accounting, Trizec Canada reports its share of Trizec Properties’ net assets (September 30, 2005 — $772.6 million; December 31, 2004 — $761.7 million) as “Investment in Trizec Properties, Inc.”. Trizec Canada’s share of Trizec Properties’ net income is reported as “Share of earnings of Trizec Properties” for the three and nine months ended September 30, 2005 ($4.3 million and $21.9 million, respectively) (2004 — $11.2 million and $12.1 million, respectively) and “Discontinued operations – share of earnings of Trizec Properties” for the three and nine months ended September 30, 2005 ($10.0 million and $22.8 million, respectively) (2004 — $16.2 million and $(8.7) million, respectively) on a basis consistent with Trizec Properties’ reporting.
Trizec Properties, Inc.
Summary Financial Information
(Prepared in accordance with Canadian GAAP)
Balance Sheet

	September 30	December 31
(US$ millions) (unaudited)	2005	2004

Assets
Properties	$4,494.4	4,200.1
Cash and short-term investments	15.3	194.3
Restricted cash	131.6	116.9
Other assets	463.3	372.2

	$5,104.6	4,883.5

Liabilities
Long-term debt	$2,729.5	2,639.4
Other liabilities	361.2	310.2

	3,090.7	2,949.6

Net assets	$2,013.9	1,933.9

Trizec Canada’s share of net assets Investment in Trizec Properties
(approximately 38%) (2004 — 39%)	$772.6	761.7

Results of operations

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
(US$ millions) (unaudited)	2005	2004	2005	2004

Rental income	$113.3	107.7	332.0	310.5
Income from continuing operations	9.9	10.7	51.8	28.3
Discontinued operations	25.8	40.6	58.7	(22.4)
Net income	35.7	51.3	110.5	5.9

Trizec Canada’s share of net income (Note 1)	$14.3	27.4	44.7	3.4

Note 1.	Trizec Canada’s share of net income includes its share of the net income of Trizec Properties (approximately 38%) (2004 — 39%) and its share of certain other equity transactions of Trizec Properties.

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